Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: November 7, 2013

On November 7, 2013, Brookfield Property Partners L.P. (“Brookfield Property Partners”) held its third quarter fiscal 2013 earnings conference call. Below is a transcript of certain portions of the conference call that relate to the previously announced proposal to acquire Brookfield Office Properties (“BPO”) through a tender offer for any or all of the common shares of BPO that it does not currently own (the “Offer”).

Q3 2013 Brookfield Property Partners L.P. Earnings Conference Call

Thursday, November 7, 2013, 16:00 UTC

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Richard Clark – Brookfield Property Partners – Chief Executive Officer

On the last day of the quarter we also announced our intention to launch an offer to acquire any or all of the shares of Brookfield Office Properties that we do not already own. Under the offer, BPO shareholders will be able to elect to receive one BPY limited partnership unit worth 13 -- or excuse me $19.34 in cash for each BPO common share.

The offer will be subject to proration such that no more than 67% of the total consideration will be BPY units and no more than 33% would be in cash. We view our intended offer as attractive to BPY unit holders and BPO shareholders. For BPY, completing a take up of all the outside equity interest in BPO helps to accelerate the accomplishment of two important goals. This transaction along with the GGP transaction will increase the free flow to BPY to approximately $5 billion from about $2 billion today and also increases the percentage of our direct ownership in high quality property assets to approximately 60% from approximately 20%.

Based on New York stock exchange trading prices the day prior to the announcement, BPO shareholders were offered a 17% premium to the 30-day VWAP of BPO common shares. BPO shareholders will realize an immediate 18% increase in the IFRS value per share and 79% quarterly dividend boost from the BPY units that they received in the transaction as consideration.

Now since the announcement we have met with or spoken to many BPO shareholders and have received favorable feedback. Two of BPO's largest shareholders representing 11% of the public flow have entered into lock up agreements in support of the transaction subject to certain conditions. At this point , just a little bit on timing and where we are, the disinterested directors of BPO formed a special committee and are evaluating our offer. as I said we believe this will be a good transaction for equity holders in both entities, and we hope to have a transaction completed early next year.

The completion of the transaction will help accelerate the accomplishment of some of BPY's most important goals. Having said that, as no transaction is certain until its conclusion, we will continue to work to accomplish our goals by other means as well.

The GGP investment coupled with a successful acquisition of 100% of the outstanding BPO shares will boost BPY's market capitalization to approximately $15 billion. BPY has been built to appeal to those interested in investing in a strategy that capitalizes on the inputs of a 16,000 employee strong workforce to build a best in class multi sector and globally diverse property portfolio. With the shift in investor sentiment toward investing in a hedge against inflation and rising interest rates we believe BPY is well timed and well built to offer a great combination of stability, yield, and growth.

[Question]

Hi, good morning. Ric, with respect to some of the timing you referenced on the proposed BPO transaction, when you mentioned early next year are you referring to the completion of the entire transaction or the completion of the tender offer?

Richard Clark

No I would say the completion of the first stage of the offer. Obviously if we get enough support of the tender offer we could go to a second stage which would probably migrate to the second quarter of next year.

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Additional Important Information

Brookfield Property Partners expects to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward-Looking Information

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: we may not realize the anticipated benefits of increasing our ownership of General Growth Partners (“GGP”); GGP may not realize the revenue, cash flow and returns anticipated; we may be unable to complete the offer to acquire the shares of BPO; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.